BASTA HOLDINGS, CORP.

Room 2105, Sino Life Tower, No. 707 Zhang Yang Rd. Pudong

Shanghai, China, 200120

February 20, 2013

Ms. Sherry Haywood

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Basta Holdings, Corp.

        Amendment # 2 to Registration Statement on Form S-1

        Filed February 6, 2013

        File No. 333-185572

Dear Ms. Haywood,

We received your letter dated February 20, 2013, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment # 2 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 6, 2013:

Summary Financial Information, page 6

1. Please revise your filings to clearly state that the statement of operations results accumulated form inception to January 31, 2013 is unaudited.

Response:  We have revised our filings to clearly state that the statement of operations results accumulated form inception to January 31, 2013 is unaudited.

Cane Clark LLP

3273 E. Warm Springs Rd.

Las Vegas, NV 89120

Tel. (702) 312-6255

Fax (702) 944-7100

Thank you.

Sincerely,

/S/ Chunfeng Lu

Chunfeng Lu, President